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                                                           OMB APPROVAL
                     UNITED STATES                  ----------------------------
           SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0058
                 Washington, D.C. 20549             Expires:    January 31, 2005
                                                    Estimated average burden
                                                    hours per response......2.50

                      FORM 12B-25
              NOTIFICATION OF LATE FILING              COMMISSION FILE NUMBER
                                                               0-22969


                    (Check One): [ ] Form 10-K [ ] Form 20-F
                  [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR
                           For Period Ended: MAY 31, 2003
                                            ---------------------------
                           [   ]  Transition Report on Form 10-K
                           [   ]  Transition Report on Form 20-F
                           [   ]  Transition Report on Form 11-K
                           [   ]  Transition Report on Form 10-Q
                           [   ]  Transition Report on Form N-SAR
                           For the Transition Period Ended:
                                                           --------------------


  Read attached instruction sheet before preparing form. Please print or type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

MARKET CENTRAL, INC.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

1650A GUM BRANCH ROAD, JACKSONVILLE
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City, State and Zip Code

NORTH CAROLINA  28540
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         MANAGEMENT OF THE COMPANY HAS BEEN UNABLE TO COMPLETE THE PREPARATION OF THE COMPANY'S QUARTERLY REPORT ON FORM 10-QSB BY THE PRESCRIBED DUE DATE OF JULY 15, 2003 WITHOUT UNREASONABLE EFFORT OR EXPENSE BECAUSE THE COMPANY IS STILL IN THE PROCESS OF COMPILING AND ANALYZING FINANCIAL INFORMATION RELATING TO THE OPERATIONS OF ITS RECENTLY ACQUIRED SUBSIDIARY, U.S. CONVERGION, INC.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         CLIFFORD A. CLARK              (910)                  478-0097
         -----------------------    --------------         -----------------
         (Name)                      (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s).                                 [X]  Yes   [ ] No



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No                                                  [ ]  Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the reasons described above, the Company is unable to provide an estimate of the results of operations to be reported in its Form 10-QSB. The company expects the loss to exceed the loss reported in the corresponding period of last year, however.



                              MARKET CENTRAL, INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     JULY 16, 2003              By:  /S/  CLIFFORD A. CLARK
     ---------------------               ---------------------------------------
                                              CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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